Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES BOARD APPOINTMENTS

Toronto, ON – August 9, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to announce that David Cates, Jack Lundin, Moo Hwan Seo, and Patricia Volker have been appointed to the Board of Directors of the Company. In connection with, and in order to facilitate, the appointment of the new Directors, the Company has accepted the resignation of Kwang-Hee Jeong and Lukas Lundin.

Lukas Lundin, the Company’s outgoing Executive Chairman, commented “I am pleased to welcome several new Directors to the Company’s Board, including Denison’s President and CEO, David Cates. Under David’s leadership, the Company has executed on its strategic plan to divest its non-core international assets and position itself as the leading junior developer in the eastern Athabasca Basin. Denison is the Lundin Group of Companies’ flagship uranium investment, and we are expecting tremendous growth ahead in this sector – especially now that we are seeing significant supply cuts from the largest uranium producers, which should fundamentally improve the oversupply situation that has plagued the commodity for the last several years.

With that view in mind, as I step down from my formal duties as Chairman, I am delighted that one of my sons, Jack Lundin, will be joining the Company at such an exciting time – serving as a Director and representing the Lundin family interest at the Board level. Jack brings significant technical and project development experience to the Company and will be a great asset to Denison as the Company moves towards the development of its high-grade Wheeler River project.”

In addition to the changes in the members of the Company’s Board of Directors, Catherine J.G. Stefan, previously serving as the Company’s Lead Independent Director, has been appointed non-executive Chair of the Board of Directors.

Newly Appointed Directors

Mr. David Cates

Mr. Cates was appointed President & CEO of Denison in 2015 and has served as both Vice President Finance, Tax & Chief Financial Officer, and Director, Taxation during his tenure with the Company, which began in 2008. Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo. Mr. Cates also sits on the board of directors of GoviEx Uranium Inc. (TSX-V: GXU), Skyharbour Resources Ltd. (TSX-V: SYH), and the Canadian Nuclear Association (www.cna.ca).

Mr. Jack Lundin

Mr. Lundin has been involved in the natural resource industry his entire life through exposure to the various Lundin Group companies and mentorship under Messrs. Lukas, Ian and the late Adolf Lundin. He began his career in the sector working prospecting jobs and as a field technician on projects around the world. Since 2016, Mr. Lundin has been employed with Lundin Gold Inc. (TSX: LUG), and currently holds the position of Senior Mine Project Engineer, working on the construction of the Fruta del Norte gold project in Ecuador. Mr. Lundin received a Bachelor of Science degree in Business Administration from Chapman University, and a Master of Engineering degree in Mineral Resource Engineering from the University of Arizona. Mr. Lundin also sits on the board of directors of NGEx Resources Inc. (TSX: NGQ).

Mr. Moo Hwan Seo

Based in South Korea, Mr. Seo is currently General Manager of the Global Business Division in the Global Nuclear Business Department at Korea Hydro Nuclear Power (“KHNP”), a subsidiary of the Korea Electric Power Corporation (“KEPCO”), with responsibility for coordinating KHNP’s overseas nuclear power plant business. Mr. Seo started his career with KEPCO in 1992, and has held a variety of senior positions involved in the commissioning of the Hanul and Shin-Hanul nuclear power plants and both the Overseas Nuclear Business Team and International Cooperation Team. Mr. Seo has a Bachelor of Metallurgical Engineering from Young Nam University. Under the terms of the amended and restated strategic relationship agreement between Denison and KHNP, Mr. Seo has replaced Mr. Jeong as the KHNP nominee to sit on the Board of Directors of the Company.

Ms. Patricia M. Volker

Ms. Volker’s experience is highlighted by over ten years of experience with the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s Chartered Professional Accountants, including the role of Director of Standards Enforcement and the role of Director, Public Accounting, which she held until her retirement on December 31, 2015. Ms. Volker served in various capacities in the accounting profession during her 30+ year career, and brings a wealth of advisory, public accounting, banking, and regulatory expertise to the Denison Board. Ms. Volker also sits on the board and chairs the audit committee of Labrador Iron Ore Royalty Corporation (TSX: LIF), as well as serves on the boards of other private company and organization boards, including the volunteer board of directors of Ornge. Ms. Volker is a Chartered Professional Accountant (CPA, CA, CMA) and holds a B.Sc. from the
University of Toronto.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 357,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: the Company’s expectations regarding the uranium industry and the actions of other developers and producers in the sector and other market participants; plans and objectives for the Company’s projects, including development of the Wheeler River Project; Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable; and the directors’ role on and contribution to the board and other board appointments, including Mr. Cates’ role on the CNA Board and Executive Committee and expectations with respect to the membership thereof.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.